Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

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ADVANCING ALLERGAN

HOME | WEBCAST | NOMINEES | SHAREHOLDER MATERIALS | NEWS RELEASES | PROPOSED BY-LAWS | MEDIA CONTACTS

ALLERGAN LETTER TO DELAWARE CHANCELLOR

ALLERGAN LAWSUIT AGAINST VALEANT AND PERSHING SQUARE

VALEANT AND ALLERGAN: CREATING VALUE TOGETHER

On April 22, 2014, Valeant Pharmaceuticals International and Pershing Square Capital Management announced their joint bid for Allergan. As Allergan's largest shareholder, Pershing Square is working to maximize value for all Allergan shareholders. To date, Allergan has been unwilling to engage in discussions with Valeant or Pershing Square, which have twice increased their bid. The combination of Valeant and Allergan is not only financially compelling, it also creates a company better positioned to develop and advance new drugs around the world. Because Allergan's Board of Directors has consistently refused to negotiate, on June 18, 2014, Valeant commenced an exchange offer for the common stock of Allergan and is taking its May 30th proposal directly to Allergan stockholders.

VIEW WEBCAST & PRESENTATION

MEET THE NOMINEES

Betsy Atkins

Cathleen P. Black

Fredric N. Eshelman

Steven J. Shulman

David A. Wilson

John J. Zillmer

Learn more about Pershing Square's nominees to the Board of Directors.

CLICK FOR BIOS

HOW TO CALL A SPECIAL MEETING

SHAREHOLDERS

DTC PARTICIPANTS

FORMS TO COMPLETE TO BECOME A PROPOSING PERSON AND CALL A SPECIAL MEETING OF SHAREHOLDERS

Solicitation Statement
Request Form to Call a Special Meeting
Exhibit B-1 - DTC Instruction Letter
Exhibit B-2 – CEDE & Co. Meeting Request
Exhibit C - Verification Letter
Exhibit D - WHITE Proxy Card

VIEW ALL FORMS

QUESTIONS

Why is Pershing Square asking shareholders to call a special meeting?
What are you asking me to do?
What steps must each Allergan shareholder take?
What steps must each DTC Participant take?
What is the record date for the calling of a special meeting?
How many shares do you need you call a special meeting?

SEE ALL FAQS

TIMELINE

Since Valeant Pharmaceuticals International and Pershing Square Capital Management announced their joint bid for Allergan April 22, Allergan's Board of Directors has declined to engage with either Valeant or PSCM, its largest shareholder. This timeline traces the progression of the bid since its announcement and the steps Valeant and Pershing Square have taken to encourage productive discussions with the Allergan Board.

04-22-14

VALEANT AND PERSHING SQUARE ANNOUNCE BID TO ACQUIRE ALLERGAN

Valeant and Pershing Square announce bid to acquire Allergan ($48.30 + 0.83 share of VRX) Pershing Square's Presentation. Allergan adopts a poison pill Read More

05-13-14

ALLERGAN REJECTS VALEANT'S BID

Allergan rejects Valeant's bid; Pershing Square seeks list of Allergan stockholders and the next day files preliminary proxy to launch process to hold informal shareholder referendum on the bid.

05-19-14

PERSHING SQUARE URGES ALLERGAN INDEPENDENT DIRECTORS TO HIRE INDEPENDENT COUNSEL

Pershing Square urges Allergan independent directors to hire independent counsel, arguing Allergan's CEO is conflicted because he will lose his leadership role at the company and likely his job as a result of the transaction Read More

© 2014 Pershing Square Capital Management

http://advancingallergan.com/ Fri Aug 01 2014 15:40:19 GMT-0400 (EDT)

May 28, 2014

VALEANT INCREASES ITS OFFER TO ACQUIRE ALLERGAN

Valeant increases its offer to acquire Allergan ($58.30/share +0.83 share of VRX) to $166.16/share and adds Contingent Value Right for DARPin of up to $25.00/share in value.

May 30, 2014

VALEANT INCREASES ITS OFFER TO ACQUIRE ALLERGAN TO $180.90 / SHARE

Valeant increases its offer to acquire Allergan by increasing the cash component to $72 per share. New offer prompted by PSCM based on shareholder feedback, which agrees to take all VRX stock (and no cash) for its AGN shares at a fixed exchange ratio.

June 2, 2014

PERSHING SQUARE SEEKS TO HOLD A SPECIAL SHAREHOLDER MEETING

Pershing Square, having dropped its request for an informal shareholder referendum, seeks to hold a special shareholder meeting to oust six of the nine Allergan directors.

Click to View Filing

June 19, 2014

DELAWARE COURT OF CHANCERY RULES IN FAVOR OF EXPEDITING PERSHING SQUARE'S REQUEST

Delaware Court of Chancery rules in favor of expediting Pershing Square's request to seek clarity on trigger for poison pill. Hearing set for July 7.

June 23, 2014

ALLERGAN BOARD DECLARES VALEANT'S UNSOLICITED EXCHANGE OFFER INADEQUATE

Allergan board declares Valeant's unsolicited exchange offer inadequate. Valeant posts fact-based answers to refute Allergan's misleading statements.

June 27, 2014

PERSHING SQUARE ENTERS INTO A SETTLEMENT WITH ALLERGAN

Pershing Square enters into a settlement with Allergan resolving the poison pill litigation before the Delaware Court of Chancery. The settlement provides the clarification sought by Pershing Square that its actions in connection with the solicitation and receipt of revocable proxies to call a special meeting of shareholders of Allergan will not trigger Allergan's recently adopted poison pill. The settlement paves the way for Pershing Square to soon begin actively soliciting proxies to call the special meeting. Link to Press Release

EFiled: Aug 01 2014 11:31AM EDT Transaction ID 55820030 Case No. Multi-Case

Raymond J. DiCamillo 302-651-7786 DiCamillo@rlf.com

August 1, 2014

VIA EFILE AND HAND DELIVERY

The Honorable Andre G. Bouchard

Chancellor

Court of Chancery

New Castle County Courthouse

500 North King Street

Wilmington, Delaware 19801

Re:	In re Allergan, Inc. Stockholder Litigation, C.A. No. 9609-CB
PS Fund 1, LLC v. Allergan, Inc., C.A. No. 9760-CB (closed case)

Dear Chancellor Bouchard:

We write to advise the Court that today our client, Allergan, Inc. (“Allergan”), has commenced a federal securities action against Pershing Square Capital Management, L.P. (“Pershing Square”), Valeant Pharmaceuticals International, Inc. (“Valeant”), and other related individuals and entities in the United States District Court for the Central District of California.1

Allergan’s federal lawsuit seeks redress for specific violations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the

[1]	The federal court action is captioned Allergan, Inc. v. Valeant Pharmaceuticals International, et al., No. 8:14-cv-01214 (C.D. Cal.).

The Honorable Andre G. Bouchard

August 1, 2014

Securities and Exchange Commission’s rules thereunder in connection with the Pershing Square proxy solicitation and the Valeant exchange offer. The lawsuit alleges that Valeant “tipped” Pershing Square to its intended exchange offer and that Pershing Square improperly used that information (with Valeant’s complicity) to purchase Allergan stock from unknowing Allergan stockholders in violation of SEC Rule 14e-3. The lawsuit also alleges that Pershing Square and Valeant have made materially false and misleading disclosures to Allergan stockholders in connection with the proxy solicitation to request a Special Meeting of Allergan stockholders — including, among other things, with regard to the nature and history of the Pershing Square and Valeant relationship and the steps taken by each of them to support the Valeant exchange offer — in violation of Sections 13(d), 14(a), and 14(e) of the Exchange Act. Federal law provides that these claims can only be brought in the federal courts. We attach a copy of the federal complaint as Exhibit A to this letter.

Allergan intends to prosecute its federal claims as expeditiously as the federal court will permit. Allergan will accordingly move the federal court on Monday, August 4, to set an expedited schedule for an adjudication of its claims.

We bring this federal court action to the Court’s attention because two cases arising under Delaware law but involving the same general subject matter have

The Honorable Andre G. Bouchard

August 1, 2014

previously been filed in this Court. We note as well that Allergan’s bylaws require that any person seeking to convene a Special Meeting of the stockholders must “comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to any request to fix a Special Meeting Request.” Ex. B, Art. II, § (3)(B)(5). Allergan’s bylaws further provide that the Corporate Secretary “shall consider ineffective” any Special Meeting Requests that are “made in a manner that involved a violation of Regulation 14A under the Exchange Act, or other applicable law.” Id., Art. II, § (3)(B)(1).

As the Court is aware from the cases that have been pending before it, Pershing Square and Valeant have indicated their intention to seek to call a Special Meeting of Allergan’s stockholders. Accordingly, in light of the bylaw provisions described above, the violations of the Exchange Act alleged in Allergan’s federal action may be relevant to the Allergan board’s consideration of any Special Meeting request (if any such request is ever made).

Allergan is seeking speedy redress for federal law violations in federal court. We wish to make clear our position, however, that any Delaware-law disputes regarding this situation should be adjudicated in this Court and not in the California action or any other court. Should any such disputes arise, Allergan will seek to bring them to this Court in an orderly and timely manner.

The Honorable Andre G. Bouchard

August 1, 2014

If Your Honor should have any questions, counsel are available at the Court’s convenience.

Respectfully,

/s/ Raymond J. DiCamillo

Raymond J. DiCamillo (#3188)

RJD:dlr
cc:	Michael J. Barry, Esquire (by efile)
Martin S. Lessner, Esquire (by efile)

EFiled: Aug 01 2014 11:31AM EDT Transaction ID 55820030 Case No. Multi-Case

EXHIBIT A

LATHAM & WATKINS LLP

Peter A. Wald (Bar No. 85705)

peter.wald@lw.com

Michele D. Johnson (Bar No. 198298)

michele.johnson@lw.com

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

Telephone: (714) 540-1235

Facsimile: (714) 755-8290

Attorneys for Plaintiffs

ALLERGAN, INC. and

KARAH H. PARSCHAUER

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION

ALLERGAN, INC., a Delaware corporation, and Karah H. Parschauer, an individual,	CASE NO.
COMPLAINT FOR VIOLATIONS OF SECURITIES LAWS

Plaintiffs,

v.	JURY TRIAL DEMANDED

VALEANT PHARMACEUTICALS
INTERNATIONAL, INC., VALEANT
PHARMACEUTICALS
INTERNATIONAL, AGMS, INC.,
PERSHING SQUARE CAPITAL
MANAGEMENT, L.P., PS
MANAGEMENT, GP, LLC, PS
FUND 1, LLC and WILLIAM A.
ACKMAN, an individual, and Does 1-10,

Defendants.

COMPLAINT; JURY TRIAL DEMAND

Plaintiffs Allergan, Inc. (“Allergan” or the “Company”) and Karah H. Parschauer, through their undersigned counsel, allege as follows:

1. This is an action for declaratory, injunctive, and other relief against Defendants for violations of Sections 14(a) and 20A of the Securities Exchange Act of 1934 (the “Exchange Act”), codified at 15 U.S.C. §§ 78n(a) and 78t; violations of Sections 13(d) and 14(e) of the Exchange Act (together, the “Williams Act”), codified at 15 U.S.C. §§ 78m(d) and 78n(e); and violations of Schedule 13D and Exchange Act Rules 14a-9 and 14e-3, codified at 17 CFR §§ 240.14a-9 and 240.14e-3 and promulgated by the Securities and Exchange Commission (the “Commission” or the “SEC”) under the Exchange Act; against Pershing Square Capital Management, L.P. (“Pershing Square”), PS Management GP, LLC (“PS Management”), William Ackman (“Ackman”) and PS Fund 1, LLC (“PS Fund 1” and, collectively, the “Pershing Defendants”); Valeant Pharmaceuticals International, Inc. (“Valeant”), Valeant Pharmaceuticals International (“Valeant USA”), and AGMS, Inc. (“AGMS”) (collectively, “Valeant”) (Valeant and the Pershing Defendants are collectively referred to as “Defendants”); and Does 1 through 10.

2. This case is about the improper and illicit insider-trading scheme hatched in secret by a billionaire hedge fund investor on the one hand, and a public-company serial acquiror on the other hand. The purpose of the scheme was to generate windfall profits on the backs of uninformed Allergan stockholders and to park a substantial bloc of shares with a stockholder predisposed to support an acquisition proposal. The method the Defendants chose was to operate in secret, flouting key provisions of the federal securities laws designed to protect investors from precisely this type of predatory conduct.

3. The serial acquiror is a Canadian drug company, Valeant. Valeant has reported a compounded annual revenue growth rate of over 42 percent in the past six years, by acquiring more than one hundred companies since 2008 – resulting in

2	COMPLAINT; JURY TRIAL DEMAND

a staggering debt load of $17.3 billion. Valeant’s business model depends on constantly making new and larger acquisitions of companies with successful products and strong cash flows and balance sheets, using these acquired assets to offset the debt burdens of the previous acquisitions, and then cutting research and development efforts in order to reap the profits of the acquired companies’ revenue streams without incurring expenses for the research and development – before Valeant’s entire enterprise eventually collapses for lack of the next acquisition.

4. The hedge fund is Pershing Square, controlled by its founder, William Ackman. Ackman is an “activist investor” who typically tries to make money by acquiring minority stakes in companies, and threatening their boards with proxy contests unless they take steps towards short-term increases in the stock price – often through a sale or other transaction.

5. Valeant has now turned its sights on Allergan – a well-established, well-run Orange County company with an impressive cadre of successful products, $1.5 billion in cash on its balance sheet, a very small amount of debt, an A+ investment grade rating, strong cash flows, and steady growth driven by productive research and development and expansion into new markets with its strong sales force. Allergan’s admirable financial health and product mix make it an ideal target for Valeant – which would gut Allergan’s research and development program to inflate short-term profits and use Allergan’s cash and cash flow to service Valeant’s mounting debt.

6. Because of the crippling debt required to finance its many previous acquisitions, Valeant was unable to borrow enough money to acquire Allergan, and therefore needed an ally with capital to contribute – and found one in Ackman. Ackman, in turn, found in Valeant an incredible opportunity to buy Allergan stock with advance inside knowledge of a tender offer that was certain to cause the stock price to increase – guaranteeing him a massive return in record time. The federal securities laws, however, prohibit any “person” from trading in the stock of a

3	COMPLAINT; JURY TRIAL DEMAND

potential target company while in possession of nonpublic information about an upcoming tender offer, once the offeror has taken a substantial step toward launching that offer. So, Valeant and Ackman came up with a plan: First, Valeant would take every preliminary step in the tender offer playbook to acquire Allergan, all the while studiously avoiding calling what Valeant was up to a “tender offer.” Second, Ackman would do 97% of the buying, while strenuously maintaining the fiction that the purchases were by Valeant. Unfortunately for them, the clear requirements of the federal securities laws cannot be so easily defeated by a “now you see it, now you don’t” sleight of hand.

7. On February 11, 2014, Pershing Square formed shell entity PS Fund 1 to acquire Allergan stock, an entity controlled entirely by Pershing Square and in which Valeant later made a relatively miniscule investment. Hidden behind this shell fund, Valeant blatantly tipped Pershing Square regarding Valeant’s tender offer, and Pershing Square – through its shell entity PS Fund 1 – embarked on a massive acquisition of Allergan stock on that inside information.

8. Days before, on or about February 6, 2014, Valeant began taking substantial steps toward launching a tender offer directly to Allergan’s stockholders. It hired financial and legal advisors, held multiple board meetings, negotiated the respective financial commitments of Valeant and the Pershing Defendants, and agreed to commit over $75 million to the entity that would acquire Allergan stock. In their financing agreement, Valeant and Pershing Square went so far as to claim in writing that they were not contemplating a tender offer – a feeble, self-serving attempt to circumvent the insider trading rules – yet then agreed in the same document on the procedures each would follow if a tender offer were to occur.

9. Armed with the material nonpublic information that Valeant would launch a tender offer for Allergan’s shares, PS Fund 1 began buying up significant amounts of Allergan stock on February 25, 2014 – taking careful steps to avoid

4	COMPLAINT; JURY TRIAL DEMAND

making any disclosure at every turn. For example, rather than buying Allergan stock directly, PS Fund 1 bought zero-strike price “call options.” These zero-strike options gave PS Fund 1 essentially the same ownership rights as if it had purchased the shares directly.

10. PS Fund 1’s LLC agreement was not amended to add Valeant as a member until April 6, 2014, and Valeant’s capital contribution – a miniscule 3 percent of the total funds – was not made until April 10, 2014, just one day before PS Fund 1’s ownership of Allergan stock crossed the 5% threshold on April 11, 2014.

11. During the ten-day period from April 11 to April 21, 2014, PS Fund 1 continued on an even more rapid buying spree, in order to exploit the Williams Act’s archaic ten-day window, an oft-criticized provision that allows an investor to wait ten full days after crossing the 5% threshold before disclosing its acquisitions and intentions to the market. By the time Pershing Square finally disclosed PS Fund 1’s stake on April 21, 2014, they had acquired an astonishing 9.7% of Allergan’s outstanding stock, for a total investment at the time of over $3.2 billion – without providing Allergan’s stockholders and the marketplace any disclosure about Valeant’s control ambitions.

12. Neither Allergan’s stockholders nor the marketplace was aware of Ackman’s secret purchasing program, or that Valeant’s tender offer was coming. Those who sold during this period, even sophisticated investors, sold on an uninformed basis at an unfair price – while Ackman was handsomely profiting from his early inside information about the expected tender offer.

13. Finally, once Pershing Square had accumulated its position, Valeant publicly announced for the first time that it wished to “negotiate” a merger agreement with Allergan’s Board, and offered a mix of cash and Valeant stock for each Allergan share. Upon that April 22, 2014 announcement, the value of Pershing Square’s investment in Allergan stock increased by a billion dollars.

5	COMPLAINT; JURY TRIAL DEMAND

14. In its first communications, Valeant carefully avoided disclosing that it planned to launch a “tender offer,” but instead claimed to be interested in a friendly merger. Based on Allergan’s response to Valeant’s prior overture, however, and as corroborated by analyst commentary in February 2014, which underscored that Allergan would not be interested merging with Valeant – particularly where Allergan’s stockholders would be compensated in large part with Valeant stock – Valeant was well aware that a friendly business combination would not likely occur, and conceded as much later on. Indeed, contrary to Valeant’s claim that it was looking for a friendly deal, Valeant and Pershing Square from the outset engaged in the sorts of pressure tactics commonly associated with hostile tender offers: a media blitz, multiple threatening letters to Allergan’s Board, and direct communications with Allergan’s customers and employees falsely claiming that the deal was a foregone conclusion.

15. As Valeant fully expected, after carefully considering Valeant’s proposal (as improved on two separate occasions), Allergan’s board of directors concluded that the offer grossly undervalued Allergan and was not in the best interests of its stockholders, and made clear that Allergan would not engage in discussions about a potential merger transaction like the one Valeant was proposing. And so, on June 2, 2014, Valeant dropped the pretense and publicly announced that it would launch a hostile exchange offer for Allergan’s shares. Upon formally commencing the offer two weeks later on June 18, 2014, Valeant put the lie to the financing agreement’s self-serving “no substantial steps” language and confirmed that it had planned to launch a tender offer all along.

16. Simultaneously, Pershing Square commenced a proxy contest to unseat six of the nine Allergan directors – hoping to put in place individuals more in line with Valeant’s way of thinking. On July 11, 2014, Pershing Square filed a definitive proxy statement with the Commission seeking to solicit proxies of the holders of 25% of Allergan’s stock to call a special meeting for the purposes of

6	COMPLAINT; JURY TRIAL DEMAND

removing the six directors (the “Special Meeting”).1 And on June 18, 2014, Valeant formally commenced a hostile exchange offer by filing a Schedule TO and Registration Statement on Form S-4.2

17. The proxy materials and other SEC filings made by Valeant and Pershing Square are demonstrably false and misleading. Among other misstatements, the parties’ disclosures materially misstate the relationship between Valeant and Pershing Square, in an effort to perpetuate the façade that Valeant and Pershing Square are the same “person,” and thereby circumvent the securities laws. In truth, the parties’ agreements – some of which still have not been disclosed as required under the federal securities laws – as well as the economics of the tender offer and the parties’ statements and actions make clear that Valeant and Pershing Square are separate “persons” in this fraudulent scheme. Valeant is, and at all relevant times was, the offering person. Pershing Square and its entity PS Fund 1, by contrast, were other persons trading with knowledge of Valeant’s tender offer.

18. Allergan’s stockholders have the right to make their decisions based on full and fair disclosures and the other protections of federal law. Allergan and its stockholders will suffer irreparable harm if the stockholders are forced to vote without proper disclosure, in connection with an offer promoted by a stockholder that acquired its massive stake in violation of the federal insider trading laws. Allergan brings this action to ensure that Valeant and Pershing Square comply with the laws and regulations of the land, and so that Allergan’s stockholders can make a fully informed choice.

19. Allergan hereby seeks immediate relief including, among other things: (a) a declaration that the Pershing Defendants violated Rule 14e-3 by trading while

[1]	A true and correct copy of the Proxy Statement is attached hereto as Exhibit A.
[2]	In its amended filing on July 23, 2014, Valeant belatedly added Pershing Square as a “co-bidder.” True and correct copies of the amended Schedule TO and Form S-4 are attached hereto as Exhibit B and Exhibit C, respectively.

7	COMPLAINT; JURY TRIAL DEMAND

in possession of material non-public information about a tender offer, and that Valeant violated Rule 14e-3 by communicating information that was likely to be used in such a manner; (b) a declaration that Defendants failed to file full and accurate disclosures required by Sections 13(d) and 14(a), and 14(e) of the Exchange Act; (c) an order requiring that the Pershing Defendants rescind the purchase of Allergan securities that were acquired while in possession of material non-public information in violation of Rule 14e-3, or that were acquired prior to filing complete and accurate Schedule 13D, Schedule 14A, and Schedule TO disclosures; (d) an order requiring that Defendants correct by public means their material misstatements and omissions and to file with the Commission accurate disclosures required by Sections 13(d), 14(a), and 14(e) of the Exchange Act; (e) such preliminary and/or permanent injunctive relief as may be necessary (1) to prevent the Pershing Defendants from enjoying any rights or benefits from Allergan securities that were acquired in violation of law, and (2) to prevent irreparable injury to Allergan and/or its stockholders arising out of Defendants’ unlawful solicitations; and (f) an order awarding Plaintiff Parschauer damages under Section 20A of the Exchange Act.

PARTIES

20. Plaintiff Allergan is a publicly traded Delaware corporation. It is a multi-specialty health care company that develops and commercializes pharmaceuticals, biologics, medical devices and over-the-counter products for the ophthalmic, medical aesthetics, medical dermatology, and other specialty markets globally. Allergan is listed on the New York Stock Exchange under the symbol “AGN.” Allergan employs roughly 11,600 employees, many of whom are located at its principal place of business in Irvine, California.

21. Plaintiff Karah H. Parschauer is and at all relevant times was an employee and stockholder of Allergan. Ms. Parschauer exercised and sold Allergan stock options on February 26, 2014, for a price of $127.60 and on March 11, 2014, for a price of $129.08.

8	COMPLAINT; JURY TRIAL DEMAND

22. Defendant Valeant is a publicly traded company governed by the laws of the Province of British Columbia, Canada with its principal place of business in Laval, Quebec, Canada. Valeant manufactures and markets pharmaceuticals, over-the-counter products, and medical devices in the areas of eye health, dermatology, and neurology therapeutic classes. Valeant is actively and directly participating in the proposed offer made to Allergan employees and stockholders.

23. Defendant Valeant USA is a Delaware corporation with its principal place of business in New Jersey. Valeant USA is actively and directly participating in the proposed offer made to Allergan employees and stockholders, and became a member of PS Fund 1 on April 6, 2014.

24. Defendant AGMS is a Delaware Corporation and wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. Valeant is pursuing its tender offer through AGMS.

25. Defendant Pershing Square is an investment adviser founded in 2003 and registered with the SEC under the Investment Advisers Act of 1940, as amended. It manages a series of hedge funds. Pershing Square is a Delaware limited partnership with its principal place of business in New York.

26. Defendant PS Management serves as the sole general partner of Pershing Square. PS Management is a Delaware limited liability company with its principal place of business in New York.

27. Defendant William A. Ackman is the founder and CEO of Pershing Square. Ackman resides in New York. Defendant Ackman, by virtue of his position with Pershing Square, at all relevant times controlled PS Fund 1.

28. Defendant PS Fund 1 is a limited liability company formed by and among: Pershing Square; Pershing Square, L.P., a Delaware limited partnership; Pershing Square II, L.P., a Delaware limited partnership; Pershing Square International, Ltd., a Cayman Islands exempted company; Pershing Square

9	COMPLAINT; JURY TRIAL DEMAND

Holdings, Ltd., a Guernsey limited liability company; and, nearly two months later, Valeant USA. PS Fund 1 was formed for the purpose of serving as the acquisition vehicle in the acquisition of Allergan stock. PS Fund 1 was formed in Delaware on February 11, 2014, and has its principal place of business in New York. PS Fund 1 at all relevant times was controlled by Pershing Square and, by virtue of his position with Pershing Square, Ackman.

29. Allergan does not know the names and identities of Does 1 through 10, inclusive, and therefore sues those defendants by such fictitious names. Allergan is informed and believes, and on that basis alleges, that Does 1 through 10, inclusive, are responsible for the acts alleged in this Complaint. When the true names of such fictitious defendants are ascertained, Allergan will seek leave of this Court to amend this Complaint to name those individuals or entities.

JURISDICTION AND VENUE

30. This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C. §§ 78aa, 78(m)(d)(3), 78n(a), and 28 U.S.C. §1331.

31. This Court has personal jurisdiction over Defendants because each of them has sufficient minimum contacts in the State of California to satisfy California’s long-arm statute and constitutional due process requirements as, on information and belief, Defendants have participated in a coordinated takeover attempt of Allergan, which is located in California.

32. Venue is proper in the United States District Court for the Central District of California pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b) and (c).

33. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201.

BACKGROUND FACTS

Allergan

34. Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover medical advances and develop

10	COMPLAINT; JURY TRIAL DEMAND

and deliver innovative and meaningful treatments.3 Allergan’s core strengths include the development of pharmaceutical and medical devices in the areas of ophthalmology, dermatology, neurosciences, and related disciplines. Based in California and incorporated in Delaware, Allergan has a global presence, with approximately 11,600 employees in 38 countries. Perhaps Allergan’s greatest strength is its effective and industry-leading research and development operation. In 2013, research and development expenditures were approximately 16.8% of product net sales, or approximately $1 billion.4 Allergan’s research efforts have led to the development of numerous glaucoma and dry-eye treatments, topical retinoid Tazorac®, and significant expansions in the uses of its neuromodulator Botox®.

Valeant

35. By contrast, Valeant, while styling itself as a traditional pharmaceutical manufacturer, has turned its back on the conventional drivers of long-term profitability – successful research, development and sales – in favor of aggressive expansion, cost-cutting and short-term value maximization.

36. Over the past four years, Valeant has embarked on a series of aggressive mergers and takeovers, beginning with the September 2010 takeover of Biovail Corp. Since then, Valeant has acquired, inter alia, cold-and-flu remedy manufacturer Afexa Life Sciences, Inc. (December 2011), medical cosmetics company Medicis Pharmaceutical Corp. (December 2012), skin-care and aesthetics products manufacturer Obagi Medical Products, Inc. (April 2013), eye care company Bausch & Lomb Holdings, Inc. (August 2013), and dermatological device maker Solta Holdings Inc. (January 2014),5 as well as a number of smaller concerns. In all, Valeant has entered into over 100 transactions since 2008.6

[3]	Allergan at a Glance, ALLERGAN, http://www.allergan.com/investors/index.htm (last visited July 6, 2014).
[4]	Allergan 2013 Annual Report at 16, available at http://agn.client.shareholder.com/financials.cfm.
[5]	Valeant Acquisition FAQs, http://www.valeant.com/about/acquisition-faqs.
[6]	Valeant April 22, 2014 Press Release.

11	COMPLAINT; JURY TRIAL DEMAND

37. This pursuit of takeovers is the essence of Valeant’s business model. As the Wall Street Journal noted, “[Valeant CEO] Michael Pearson runs a drug company, but that doesn’t mean he wants to spend money on science.”7 Indeed, under Pearson, research and development spending at Valeant went from 12% of revenue in 2007 to a mere 3% in 2013.

38. This strategy, and the prospect of potential collapse of the Valeant business model once it runs out of targets to acquire, has been noted by commentators and, perhaps, Valeant management as well. As one recent article stated, sales are flat and executives are looking for the exits. “The most telling sign that the gig [sic] is up for Mr. Pearson is the high level of turnover in executives. You are more likely to see a unicorn than a Valeant executive with a five-year pin.”8 Another analyst noted in May, “there have been six executives who left, senior executives, in the past 15 months and there has been a lot of insider selling, including the Executive Vice President of Corporate and Business Development, who sold stock yesterday … there seems to be not a lot of confidence from inside the Valeant executive suite here.”9 That analyst further noted, “you have to analyze a company that’s not growing organically and has to deliver value by doing bigger and bigger acquisitions, and usually the companies do an acquisition too far.”10

39. Indeed, Valeant’s own financial advisors, Morgan Stanley, have referred to Valeant and its unsustainable business model as a “house of cards.”11

[7]	Dana Mattioli et al., Allergan Pursuer Valeant: A Drug Maker with Little Patience for Science, WALL ST. J. (Apr. 22, 2014, 7:42 PM), available at http://online.wsj.com/news/articles/SB10001424052702304734304579517293429546768.
[8]	Patrick Burke, Valeant Business Model Too Good to be True, ROCHESTER DEMOCRAT & CHRONICLE (June 6, 2014) (emphasis added).
[9]	CNBC Fast Money Halftime Report (May 15, 2014).
[10]	Id.
[11]	Sonali Basak & David Welch, Morgan Stanley’s Valeant E-mails Call Client a ‘House of Cards,’ BLOOMBERG (June 16, 2014, 7:01 PM), http://www.bloomberg.com/news/2014-06-16/morgan-stanley-s-valeant-e-mails-call-client-a-house-of-cards-.html.

12	COMPLAINT; JURY TRIAL DEMAND

Pershing Square

40. Pershing Square, led and controlled by Ackman, provided financing that Valeant required in its pursuit of Allergan. But as set forth below, Pershing Square did so knowing that Valeant was mounting a tender offer for Allergan, thereby locking in considerable profit for Pershing Square should a deal be consummated (by Valeant or anyone else).

41. Pershing Square manages approximately $13 billion in capital. Ackman has a reputation of being an “activist” hedge fund manager, who “drive[s] up the stock and get[s] out – fast.”12

42. Pershing Square has previously pursued widely known companies such as Target, McDonald’s and Wendy’s – in some cases, extracting significant concessions from the target, and in others, failing to do so. Its present interest in Allergan comes on the heels of several recent high-profile stumbles, including Mr. Ackman’s ill-fated bets against health supplement distributor Herbalife and retailer J.C. Penney Co. In each case, Mr. Ackman’s efforts to force change on the target were rejected, and Pershing Square withdrew its investments.13

43. Now, Pershing Square is making its largest bet ever – Mr. Ackman has been persuaded to collaborate with Valeant in its proposed Allergan takeover

[12]	Chris Serres, William Ackman: Targeting Target, STAR TRIBUNE (Jan. 13, 2008, 12:15 AM), available at http://www.startribune.com/business/13715691.html.
[13]	Liz Hoffman, Ackman Pares Down $1B Herbalife Bet, Books Losses, LAW360 (Oct. 3, 2013, 10:54 AM), http://www.law360.com/articles/477827/ackman-pares-down-1b-herbalife-bet-books-losses.

13	COMPLAINT; JURY TRIAL DEMAND

by providing financial support – while remaining free to accept a better offer if one emerges. The inside maneuvering between Pershing Square and Valeant allowed Pershing Square to recognize profits of approximately $1.2 billion upon Valeant’s April 22 announcement. But as set forth below, Pershing Square did so illegally by taking advantage of Valeant’s inside information and acquiring a very significant stake in Allergan ahead of the broader market in direct contravention of the securities laws—all with Valeant’s full complicity.

Valeant Takes Substantial Steps Toward a Tender Offer

44. Valeant has been eyeing a potential transaction with Allergan since the fall of 2012, when Robert A. Ingram was serving on both the Allergan and Valeant boards.

45. On September 10, 2012, Pearson reached out to Allergan’s CEO, David Pyott and expressed interest in a business combination with Allergan. Around the same time, in light of the pending merger of Valeant and Medicis Pharmaceutical Corporation, an Allergan competitor, Allergan requested that Mr. Ingram step down from one of his directorships given the potential for a conflict of interest. Mr. Ingram indicated to many of his Allergan colleagues that he would step down from Valeant’s board before Allergan’s December 2012 board meeting.

46. On the basis of that representation, Mr. Ingram was permitted to attend Allergan board and strategic meetings in September 2012, during which confidential information about Allergan’s business and strategy was discussed.

47. In December 2012, contrary to his prior representations, Mr. Ingram instead resigned from Allergan’s board, and stayed on at Valeant. It has since come to light that Valeant had been considering, and indeed, authorized an acquisition of Allergan in September 2012, prior to closing the Medicis transaction and prior to Mr. Ingram’s attendance at the Allergan September 2012 Board meeting.

14	COMPLAINT; JURY TRIAL DEMAND

48. Allergan’s board was not interested in a transaction with Valeant in 2012 and declined to engage in discussions. Pearson was thus well aware in early 2014 that Allergan was not likely to be supportive of a friendly merger, and so Valeant began plotting an alternate course.

49. Less than a year after its very expensive Bausch & Lomb acquisition in November 2013, debt-laden Valeant grew even more interested in acquiring cash-rich Allergan to help even out Valeant’s books.

50. Around the same time, Pershing Square hired William F. Doyle, a friend of Pearson’s and a classmate of Ackman’s from Harvard Business School, as a “special advisor” – providing the inside connection Pearson needed to reach out to Pershing Square.

51. As early as February 4, 2014, and continuing for the next several weeks, Valeant took substantial steps toward a tender offer by engaging in a scheme with the Pershing Defendants to start acquiring Allergan stock.

52. First, through Doyle, Pearson and Ackman met on February 4, 2014, to discuss potential partnerships, including with respect to Allergan. Beginning February 6, 2014, Valeant engaged three separate law firms – Sullivan & Cromwell LLP, Skadden, Arps, Slate, Meagher & Flom LLP, and Osler, Hoskins & Harcourt LLP – as counsel in connection with a potential Allergan transaction.

53. Also on February 6, Ackman and Pearson had a telephone call to discuss a potential transaction structure in which Valeant would identify a specific target and disclose it confidentially to Pershing Square, which would then decide whether it was interested in working with Valeant. At the same time, Pearson sought to meet with Allergan’s CEO Pyott to follow up on their September 2012 discussions.

54. On February 7, 2014, the Finance and Transactions Committee of Valeant’s board of directors held a telephonic meeting at which they discussed a possible combination of Valeant and Allergan. During the next two weeks, Valeant’s board – and different subcommittees thereof – met five more times to discuss takeover plans.

15	COMPLAINT; JURY TRIAL DEMAND

55. On February 9, 2014, Valeant and Pershing Square entered into a confidentiality agreement, after which Pearson informed Ackman of Valeant’s interest in a potential transaction with Allergan.14

56. With its inside knowledge of Valeant’s impending takeover, Pershing Square agreed to acquire a significant Allergan stake using its own funds, to support Valeant’s efforts and to secure massive profits for itself. In furtherance of Valeant’s plan, on February 11, 2014, Pershing Square and other Pershing Square entities formed a new Delaware limited liability company, PS Fund 1, that would ultimately carry out the stock acquisition.

57. On February 13, 2014, representatives of Valeant and Pershing Square and their respective counsel met to discuss a potential transaction involving Allergan.

58. Between February 20, 2014 and February 25, 2014, representatives of Valeant and Pershing Square and their respective counsel exchanged drafts of and negotiated a contractual and financial agreement related to the purchase of equity in Allergan (the “Pershing Agreement”). The parties finalized and executed the Pershing Agreement on February 25, 2014.

59. Under the Pershing Agreement, Valeant agreed to contribute $75.9 million – the maximum allowed without triggering antitrust disclosure requirements – to the purported “co-bidder entity” in PS Fund 1 to assist with the Pershing Defendants’ acquisition of a significant stake of Allergan’s stock at non-premium prices before Valeant disclosed its takeover plans to the market. Pershing Square supplied funds of over $3 billion, and retained sole control over PS Fund 1.

[14]	The confidentiality agreement was later amended on February 20, 2014. Neither the original agreement nor the amendment was publicly disclosed by Defendants, as required by federal law.

16	COMPLAINT; JURY TRIAL DEMAND

60. Throughout the weeks during which Valeant was taking these substantial steps, it remained clear to Valeant that Allergan would not likely be interested in negotiating a friendly merger with Valeant. On February 10, 2014, in connection with Allergan senior management’s meetings with analysts, Sanford B. Bernstein & Co. published a report of its discussions with Mr. Pyott, reporting that an acquisition of Allergan by Valeant “was not a good fit and shareholders would hesitate to take Valeant paper.” That same day, Bank of America Merrill Lynch analyst Gregg Gilbert issued a note stating that Allergan would not be interested in a transaction with Valeant.

61. In light of this negative press, and consistent with his expectation that a friendly combination would not be possible, Pearson cancelled his scheduled February 14, 2014 meeting with David Pyott.

62. Given this chronology, Pearson knew that a negotiated transaction would not be possible and that a hostile tender offer would ultimately be necessary. Pearson’s later public statements confirm as much: on June 17, 2014, Pearson stated that he was “correct” in his initial suspicion that Valeant “would ultimately have to go directly to Allergan shareholders.”15

63. Thus, before they entered into the Pershing Agreement on February 25, and before PS Fund 1 had purchased any shares of Allergan, Valeant had already taken substantial steps toward commencing its tender offer, including: (i) engaging legal counsel; (ii) reaching out to Ackman and convincing him to participate as a financier and supporter; (iii) holding board and committee meetings regarding the potential offer on February 7, 9, 16, 17, 19 and 21, 2014; (iv) negotiating the respective financial commitments of Valeant and the Pershing Defendants; and (v) agreeing to commit over $75 million to the Pershing Agreement to help finance the stock acquisition.

[15]	Allergan, Inc., Filing by Valeant Pharmaceuticals International, Inc. on June 17, 2014) pursuant to Rule 425 under the Securities Act of 1933 (“Securities Act”) at 3, available at http://www.sec.gov/Archives/edgar/data/850693/000119312514239987/d745316d425.htm.

17	COMPLAINT; JURY TRIAL DEMAND

Valeant and Pershing Square Violated Rule 14e-3 By Tipping and Trading on Material Non-Public Information About a Tender Offer

64. In the Pershing Agreement, Defendants specifically claimed to be “co-bidders” in connection with a potential Allergan transaction—likely in order to support an argument that they were all the same “person” for purposes of the insider trading rules. Armed with this self-serving label, PS Fund 1 (directed by Pershing Square and Ackman) secretly purchased a substantial amount of Allergan stock without filing disclosure documents with the Commission or paying any form of control premium.

65. Pershing Square was the primary actor in purchasing Allergan stock; it provided approximately 97.5% of the funding for PS Fund 1, and the Pershing Agreement states that Pershing Square Capital Management “will direct the management” of PS Fund 1.

66. In a series of complex and undisclosed transactions between February 25 and April 21, 2014, PS Fund 1 quickly acquired 9.7% of Allergan’s stock (the “Purchase Program”), primarily through over-the-counter (“OTC”) call options and OTC equity futures. This percentage of Allergan’s stock was just shy of the “short swing” profits prohibition in Section 16 of the Exchange Act, which requires holders of greater than 10% of a company’s stock to disgorge any profits made in a six-month buy-sell period.

67. The Pershing Defendants began the Purchase Program at a time when they unquestionably had material nonpublic information relating to Valeant’s forthcoming tender offer, in violation of Rule 14e-3’s trading prohibition.

68. Rule 14e-3 provides that, where any person has taken “a substantial step or steps” (the “offering person”) to commence a tender offer of a target company, any “other person” who is in possession of material nonpublic information relating to that tender offer is prohibited from purchasing or selling

18	COMPLAINT; JURY TRIAL DEMAND

any securities of the target company, unless the information is publicly disclosed within a reasonable time prior to the purchase or sale. The rule imposes a duty to disclose or abstain from trading irrespective of whether the trader owes a duty to respect the confidentiality of the information.

69. Valeant took substantial steps toward a tender offer for Allergan’s stock beginning on or before February 6, 2014. Moreover, having already been rebuffed, Valeant knew that it would not likely be able to acquire Allergan through a “friendly” deal, and that a hostile tender offer was therefore inevitable.

70. Valeant told Pershing Square about Valeant’s confidential plans to launch a tender offer precisely because Valeant wanted Pershing Square to trade on that information. Valeant wanted as many shares as possible to be held by stockholders that Valeant perceived as likely to support an Allergan takeover, but since it could not pay for the shares directly, it turned to Pershing Square. The illicit tip from Valeant was Pershing Square’s incentive to join the scheme. Pershing Square agreed and acquired 9.7% of Allergan’s outstanding stock while in possession of that material, nonpublic information.

71. None of the parties disclosed Valeant’s takeover intentions until long after the purchases were made, and long after Allergan stockholders – including Plaintiff Parschauer – and the overall market had been damaged to the benefit of Pershing Square and Valeant.

72. Plaintiff Parschauer suffered damages as a result of these trades because she did not know the information she was entitled to know under the disclose or abstain from trading principle of Rule 14e-3 and consequently sold for an unfair price and did not receive the benefit of the premium that followed once the Pershing Defendants’ material non-public information was released to the market. Pershing Square thus exploited exactly the sort of informational advantage that Rule 14e-3 was designed to prevent , and reaped a benefit of more than $1 billion when Valeant’s proposal was announced. As the Commission put it when

19	COMPLAINT; JURY TRIAL DEMAND

adopting Rule 14e-3, “[t]he Commission has previously expressed and continues to have serious concerns about trading by persons in possession of material, nonpublic information relating to a tender offer. This practice results in unfair disparities in market information and market disruption. Security holders who purchase from or sell to such persons are effectively denied the benefits of disclosure and the substantive protections of the Williams Act. If furnished with the information, these security holders would be able to make an informed investment decision, which could involve deferring the purchase or sale of the securities until the material information had been disseminated or until the tender offer had been commenced or terminated. Moreover, the Williams Act was designed to avert a “stampede effect” in the context of tender offers, and the trading on material, nonpublic information and the dissemination of leaks and rumors in connection with such trading tends to promote this detrimental effect.16

73. In an effort to circumvent Rule 14e-3, Valeant and Pershing Square attempted in their written agreements with each other to construct a “co-bidder” fiction – falsely suggesting that they should be considered a single “person” or “offering person” under the Rule. However, Valeant and Pershing Square’s construction of a shell entity through which to act, and their self-serving description of their own conduct, are irrelevant. The terms of the Pershing Agreement, the parties’ subsequent actions, and the economics of this attempted takeover make clear that they were not acting as a single “offering person” at the time of Pershing Square’s trades.

74. At the time the proposed acquisition was announced, Valeant was the sole bidder. The proposal to acquire Allergan was not made by Ackman or Pershing Square, nor was it made on behalf of Ackman or Pershing Square.

[16]	See Tender Offers, Exchange Act Release No. 17120, 1980 WL 20869 (Sept. 4, 1980) (footnotes omitted).

20	COMPLAINT; JURY TRIAL DEMAND

Crucially, only Valeant is offering consideration in the form of shares and cash to Allergan’s stockholders. By contrast, Mr. Ackman and the other Pershing Square entities are together offering precisely zero to Allergan stockholders – they are seeking to sell Allergan stock, as Valeant seeks to buy it. Ackman is not going to be a board member of Valeant, will not otherwise be a control person of Valeant, and is not going to receive any business or asset of Allergan as a result of the tender offer.

75. Ackman also confirmed publicly that it is Valeant, and not Pershing Square, that retains complete control over the transaction. In a July 21, 2014 interview on CNBC, when asked whether he and Valeant would “raise their offer” in light of Allergan’s strong second quarter performance, Ackman responded, “Valeant controls what they’re prepared to pay.” Regardless of semantics, Ackman and Pershing Square entities are not an “offering person” within the meaning of Rule 14e-3.

76. Valeant concedes that it was not even added as a member of PS Fund 1 until well into the Purchase Program – April 6, 2014 – and did not contribute any capital to PS Fund 1 until April 10, 2014. By this time, PS Fund 1 had acquired more than 11 million shares or options.

77. Even after Valeant purportedly became a member of PS Fund 1, the nature of Defendants’ relationship remained clear: Valeant was an offering person, and PS Fund 1 – at the direction of Pershing Square – was another person acquiring shares in violation of Rule 14e-3.

78. Under the Pershing Agreement, Pershing Square retains the authority to act for its own account – even in contravention of Valeant’s interests. The Pershing Agreement provides that it will terminate if a “Third Party Transaction Proposal” – a public proposal by a bidder other than Valeant – is made, and Valeant does not match or exceed that proposal within 45 days.

21	COMPLAINT; JURY TRIAL DEMAND

79. The Pershing Agreement also gives Valeant unilateral discretion to terminate the contract upon notice to Pershing Square that “it is not interested in consummating” a transaction with Allergan. Regardless of the “co-bidder” label, under the terms of the Pershing Agreement, Pershing Square was not the same “person” as Valeant with respect to this proposal. Rather, it remains a separate, independent investor, unaffiliated with Valeant, which has retained the freedom to accept a better deal if one comes along – while Valeant has retained unilateral discretion to terminate the takeover altogether.

80. Valeant and Pershing also took great pains to conceal their true intent early on, by purposely including language in their agreement that “no steps have been taken toward a tender or exchange offer.”

81. This statement was not only demonstrably false, but also clearly crafted in an attempt to circumvent the prohibitions of Rule 14e-3 and requirements of the Williams Act more generally.

The Purchase Program Was Carefully Designed to Avoid Required Disclosure

82. In addition to violating Rule 14e-3, the Purchase Program was aimed at preserving secrecy and seeking to evade disclosure requirements at every turn.

83. The manner in which these trades occurred was carefully designed to preserve the secrecy of the block acquisitions, and therefore Pershing Square’s informational advantage over the market.

84. On February 25 and 26, 2014, PS Fund 1 acquired approximately 600,000 shares of the outstanding common stock of Allergan.

85. Between March 3, 2014 and April 8, 2014, PS Fund 1 acquired additional Allergan shares, bringing its holdings up to 4.99%, through deep-in-the-money, American-style, OTC zero-strike call options. These zero-strike price options were unique in that, because of the extremely low strike price, they were

22	COMPLAINT; JURY TRIAL DEMAND

guaranteed to be exercised and thus were the equivalent of outright ownership.17 Just shy of the 5% reporting threshold under Section 13(d), these purchases also allowed Valeant to avoid antitrust disclosure requirements.

86. Pershing Square then halted trading for two days to let Allergan’s stock price settle down to a purported “unaffected” stock price.

87. Taking advantage of the 10-day window under Section 13(d), PS Fund 1 continued with the second half of its aggressive accumulation of Allergan stock between April 11 and April 21, 2014. During this window, PS Fund 1 increased its holdings to nearly 10% of Allergan’s stock (almost 14 million shares) through additional deep-in-the-money OTC call options and OTC equity forwards on April 21, 2014.

88. By April 21, 2014, PS Fund 1 had already acquired 9.7% percent of the outstanding Allergan stock – still without disclosing its ownership accumulation or Valeant’s takeover intentions.18

89. From the time these significant acquisitions began, Allergan’s stock price increased from $125.54 per share on February 25, 2014, to a closing price of $163.65 per share on April 22, 2014, the day of Valeant’s announced proposal.

90. Thus, in order to profit from Valeant’s material nonpublic information at the expense of Allergan’s stockholders, the Pershing Defendants accumulated shares rapidly at costs well below the post-announcement share price. This Purchase Program was designed to foreclose the prospect that other bidders would come forward, given Valeant’s substantial head start.

[17]	As commentators have pointed out, these so-called options were effectively common stock because they were certain to be exercised. See Matt Levine, Predatory Traders Front-Ran Bill Ackman’s Botox Buy, BLOOMBERGVIEW (Apr. 23, 2014), http://www.bloombergview.com/articles/2014-04-23/predatory-traders-front-ran-bill-ackman-s-botox-buy (“Ackman’s options are 99 percent in-the-money; there’s no optionality at all…. Ackman hired dealers to buy stock for him, but the contracts were phrased as options for regulatory purposes.”).
[18]	On May 1, 2014, PS Fund 1 exercised American-style call options to purchase more than 24 million shares of Allergan common stock and paid the applicable forward purchase price to purchase over 3 million shares of Allergan common stock.

23	COMPLAINT; JURY TRIAL DEMAND

91. A review of trading activity in advance of Defendants’ Schedule 13D filings on April 21 also evidences trading that is not explained by Pershing Square’s own purchases – and perhaps suggests additional tipping by Valeant and Pershing Square. According to the Wall Street Journal, “[e]ven after stripping out Mr. Ackman’s buying, the volume of stock trading in Allergan during the 10-day period before Monday’s announcement was 86% higher than its average over the previous year…. [S]uch a significant surge in trading suggests that information about the potential buyout bid could have leaked to other investors, analysts said.”19

Defendants’ Statements and Actions Further Reveal the Plain Fact That They Are Separate Persons

92. The fact that Valeant and Pershing Square were not, and cannot be considered, the same “offering person” is consistent with Valeant’s and Ackman’s public statements. For example, in its amended S-4, Valeant expressly disclaims any affiliation with Pershing Square, in contending that its proposed acquisition of Allergan would not be a transaction with an “Interested Stockholder” under the terms of Allergan’s certificate of incorporation. Under Article 15 of that certificate , an affirmative vote of at least two-thirds of “disinterested shares” is required for the approval of a transaction between the Company and “any other corporation or any of its affiliates that individually or in the aggregate are directly or indirectly the beneficial owners of 5% or more of the outstanding voting shares of the Company.” In the amended S-4, Valeant has taken the position that, because

[19]

Susan Pulliam, Rob Barry, and Chris Dieterich, Flurry of Allergan Trading Preceded Offer, WALL STREET JOURNAL (Apr. 22, 2014), available at http://online.wsj.com/news/articles/SB10001424052702304049904579518101353293552.

24	COMPLAINT; JURY TRIAL DEMAND

Valeant itself owns only 100 shares, and because in Valeant’s view it cannot be said to be the “owner” of the shares of Allergan common stock held by PS Fund 1, a merger between Valeant and Allergan would not be a “Business Combination” with an “Interested Stockholder.” Although incorrect for purposes of Article 15, Valeant itself has acknowledged that Valeant is and always has been the offering person, while PS Fund 1 is a separate, unaffiliated entity.

93. After Valeant and Pershing Square entered into the Pershing Agreement, and even after they publicly announced that agreement on April 22, 2014, Mr. Ackman repeatedly represented that he was just another Allergan stockholder looking to maximize value, whether through a transaction with Valeant or some other company.

94. In a May 5, 2014 letter from Mr. Ackman to Michael Gallagher, Allergan’s Lead Independent Director, Mr. Ackman wrote: (1) “As Allergan’s largest shareholder with 9.7% of the common stock, we look forward to working with you and the rest of the board to maximize value for all Allergan shareholders”; and (2) “As Allergan’s largest shareholder, we are supportive of Allergan making the best possible deal with Valeant or identifying a superior transaction with another company” (emphasis supplied).

95. In a May 12, 2014 letter from Mr. Ackman to Matthew Maletta, Allergan’s Associate General Counsel and Secretary, making demand under Delaware General Corporation Law Section 220 for the inspection of Allergan’s books and records, Mr. Ackman wrote, “[t]he purpose of this demand is to enable the Requesting Stockholder to communicate with fellow stockholders of the Company on matters relating to their mutual interest as stockholders… including, without limitation, the solicitation of views regarding Valeant Pharmaceuticals International Inc.’s proposal to acquire the Company.” In the letter, Mr. Ackman correctly referenced the proposal and the transaction as Valeant’s – not Pershing Square’s – a characterization consistent with Allergan’s public rejections of the offer and inconsistent with any attempt to cast Pershing Square and Valeant as a single “person.”

25	COMPLAINT; JURY TRIAL DEMAND

96. On May 13, 2014, Valeant and Pershing Square filed a Preliminary Proxy Statement with the Commission to conduct a non-binding “shareholder referendum” purporting to direct the Allergan Board to “promptly engage in good faith discussions with Valeant regarding Valeant’s offer to merge with the Company” – but without precluding the Allergan Board from engaging in discussions with other parties that might offer higher value. This Proxy Statement defines Pershing Square as the Requesting Shareholder, and requests negotiations with Valeant regarding Valeant’s offer.

97. In a May 19, 2014 letter from Mr. Ackman to Mr. Gallagher, Mr. Ackman wrote, (1) “I find it inappropriate that Allergan’s lead independent director was unwilling to speak to a shareholder without management present”; (2) “Mr. Pyott has also apparently criticized Pershing Square, explaining that our views should not be considered, as we are somehow conflicted because of our relationship with Valeant. To set the record straight, Pershing Square is Allergan’s largest shareholder with nearly 10% of the common stock of the company…. We are interested only in maximizing the value of our investment in Allergan”; (3) “Based on conversations we have had with other Allergan shareholders…, we believe that the majority of Allergan shareholders are interested in a potential business combination with Valeant…. [I]t is rare that a shareholder is willing to candidly share its views with a Chairman/CEO who will likely lose his job as a result of a proposed transaction….”

98. In a phone conversation with David Pyott on May 13, 2014, Ackman again represented that he was a concerned stockholder, and did not claim to be a bidder with Valeant. Several times during the call Mr. Ackman referred to himself as “[Allergan’s] largest shareholder.” During the call, Mr. Ackman stated: “We have a $5 billion investment in Allergan, we’re your largest shareholder, we have

26	COMPLAINT; JURY TRIAL DEMAND

zero investment in Valeant, we have no side arrangements with Valeant, we have no other agreements with Valeant, other than the agreement that you’ve seen which says if there’s a better value to be had in alternatives [sic] transaction to Valeant, and we have the right to accept that value …. The only agenda we have is to maximize the value of our investment in Allergan.”

99. As recently as July 16, 2014, Ackman wrote in a letter to Allergan’s board that, if allegations of Valeant “malfeasance” are true, “then as Allergan’s largest shareholder with a $5 billion investment we would of course strongly oppose a Valeant transaction.” These are neither the words nor the actions of an actual bidder.

100. Ackman and his hedge fund cannot be shielded from liability by calling themselves “co-bidders;” they were other persons who were prohibited from trading under Rule 14e-3(a).

101. At its core, Valeant’s and Pershing Square’s conduct constitutes an impermissible warehousing scheme. Valeant leaked its nonpublic tender offer intentions to Pershing Square, prompting Pershing Square to purchase 9.7% of Allergan stock. Not only did the leaked information procure significant profits for Pershing Square, it also ensured a presumptively “friendly” stake for Valeant once Valeant launched its tender offer.

Valeant and the Pershing Defendants Announce Valeant’s Takeover Plans

102. On April 21, 2014, the last possible day permissible under the 10-day period prescribed by Section 13(d),20 Valeant and Pershing Square shocked the market when they each filed a Schedule 13D purporting to disclose the acquisition

[20]

Under Section 13(d), the Schedule 13D must be filed with the Commission within ten days of the date that the filer crosses the 5% threshold (a time period that was put in place in 1968, long before technological advances made rapid accumulations much easier).

27	COMPLAINT; JURY TRIAL DEMAND

of Allergan stock and Valeant’s longstanding plan to take over Allergan.21 However, these filings were deficient in that they did not include important details surrounding the manner in which Pershing Square accomplished the trades.

103. Section 13(d) requires any entity that directly or indirectly acquires beneficial ownership of more than 5% of a registered class of an issuer’s equity securities to file a Schedule 13D disclosure statement with the SEC. The Schedule 13D must contain the information specified in Section 13(d) and the Commission rules promulgated thereunder, including, among other things: the number of shares beneficially owned; the source and amount of the funds to be used in the acquisition; information as to any contracts, agreements, or understandings with any entity relating to the securities of the issuer; and the beneficial owner’s plans for the issuer’s business and governance. Section 13(d) and Schedule 13D function together as key elements of the Williams Act, and provide public stockholders with early warning of a potential takeover.

104. Valeant and the Pershing Defendants did not adequately disclose the nature of their ownership because they failed to attach and adequately describe the underlying contracts for the OTC call options and OTC equity futures through which Pershing Square acquired its beneficial ownership.

105. Defendants also failed to attach and adequately describe the confidentiality agreement executed by Valeant and Pershing Square on February 9, 2014, and the February 20 amendment thereto.

106. The extent of Defendants’ disclosure deficiencies cannot be determined unless and until the underlying contracts are disclosed.

[21]	A true and correct copy of the Schedules 13D filed by Pershing Square and Valeant on April 21, 2014 are attached as Exhibit D and Exhibit E, respectively.

28	COMPLAINT; JURY TRIAL DEMAND

107. The Schedule 13D filed by Pershing Square stated that Pershing Square “intend[s] to engage in discussions” with Allergan’s Board,22 and the Schedule 13D filed by Valeant stated that Valeant “currently intends to propose a merger” in which Allergan’s stockholders would receive “a combination of cash and Valeant common shares,” and that it expected the cash component to total approximately $15 billion.23

108. These characterizations of Defendants’ intentions at that time are belied by later admissions. On June 17, 2014, Valeant CEO Pearson admitted that a tender offer was part of Valeant’s ultimate plan, stating: “On April 22nd, we announced our offer for Allergan. We suspected at the time it would ultimately have to go directly to Allergan shareholders. We were correct.”24

109. Thus, having already taken substantial steps towards a tender offer at that time, Valeant’s Schedule 13D was also deficient in that it did not accurately convey its plans and proposals for Allergan pursuant to the requirements of Item 4.

110. In an apparent effort to remedy its deficient initial filing, Pershing Square filed a Schedule 13D/A amending the April 21, 2014 disclosure on July 17, 2014. Exhibits 99.14 and 99.15 to the Schedule 13D/A consisted of previously-undisclosed share call option and share forward master confirmations.

111. However, Pershing Square again failed to disclose the actual agreements at issue. While the master confirmations provide the generic terms of the transactions, they do not include actual trade details which would contain the financial terms of each option.

[22]	Allergan, Inc., General Statement of Acquisition of Beneficial Ownership (Schedule 13D) (filed by Pershing Square Capital Management, L.P.) (Apr. 21, 2014), available at http://www.sec.gov/Archives/edgar/data/850693/000119312514150906/d71160 3dsc13d.htm.
[23]	Allergan, Inc., General Statement of Acquisition of Beneficial Ownership (Schedule 13D) (filed by Valeant Pharmaceuticals International, Inc.) (Apr. 21, 2014), available at http://www.sec.gov/Archives/edgar/data/850693/000119312514150941/d71550 9dsc13d.htm.
[24]	Allergan Form 425, supra note 14 (emphasis added).

29	COMPLAINT; JURY TRIAL DEMAND

112. By merely filing the form of agreement, but not the actual agreement, Pershing Square has again violated Item 7 of Schedule 13D’s requirement that the filing person attach as exhibits “copies of all written agreements … relating to … the transfer or voting of the securities … [or] options, puts, [or] calls … as disclosed in Item 6.”

113. Thus, Pershing Square and Valeant’s Schedule 13D disclosures remain deficient due to the failure to adequately describe and attach: (i) the February 9, 2014 confidentiality agreement between Pershing Square and Valeant; and (ii) the underlying call option and equity futures stock purchase contracts. Valeant’s Schedule 13D disclosure is also false and misleading for failing accurately to describe the purpose of the transactions and its plans in Item 4.

114. Pershing Square and Valeant are each sophisticated investors with sophisticated legal counsel, and their failure to adequately describe and attach documents required to be included in Schedule 13D suggests an effort to conceal their true intentions. These contracts, and an understanding of who was involved and what specific terms were agreed to, are essential in order to understand what other steps Pershing Square and Valeant took towards a Valeant tender offer, the identity of the entities helping Pershing Square and Valeant, the consideration these entities received, and the role of these entities in the heretofore unexplained additional purchases of Allergan shares.

Valeant Launches an Aggressive Takeover Campaign

115. On April 22, 2014, Valeant delivered to Allergan a formal, unsolicited proposal and draft merger agreement at $48.30 in cash and .83 of Valeant stock per Allergan share.

116. While Valeant initially tried to characterize its takeover as a “merger” to try to skirt the federal securities regulations triggered by a tender offer, its plan from the very beginning was to launch a tender offer. Indeed, Valeant’s aggressive

30	COMPLAINT; JURY TRIAL DEMAND

and hostile tactics from the outset – as detailed herein – constituted a de facto tender offer in everything but the actual name. When Allergan did not immediately agree to negotiate with Defendants, Valeant sought, with Ackman’s help, to persuade stockholders that a deal was “inevitable.”25

117. Meanwhile, Ackman openly bragged about how he was able to make this unprecedented gain without, in his view, technically violating the insider trading rules. At a lunch hosted by Valeant, Ackman and Pearson “acknowledged that there may be some questions around how Pershing Square/Bill Ackman accumulated AGN shares ahead of the takeout offer being announced publicly, but they stressed everything they have done is completely legal.”26

118. Under the facade of pursuing a negotiated merger, Valeant launched an aggressive campaign, using the classic playbook for hostile tender offers: an offensive public relations and media blitz, pre-packaged investor presentations trumpeting the “synergies” of a combined company and the shortcomings of Allergan as a stand-alone company, concerted stockholder outreach, and direct communications with Allergan employees and customers.

119. Valeant undertook an aggressive public relations campaign with financial analysts and the media. In all of its communications, Valeant made clear that it intended to rely on its continued “slash and burn” strategy by making deep cost cuts at Allergan’s headquarters, particularly in the area of research and development.

120. On April 28, 2014, Valeant hosted an analyst event to discuss its proposal to Allergan. At the event, Valeant emphasized that the likelihood of another bidder emerging was low, that “[t]ime is of the essence,” 27 and that Allergan should not “take more than about 30 days” to evaluate. 28

[25]	Filing by Valeant Pharmaceuticals International, Inc. on June 3, 2014 pursuant to Rule 425 under the Securities Act, at 8, available at http://www.sec.gov/Archives/edgar/data/850693/000119312514222737/d73769 9d425.htm (Ackman: “[O]ur point of view is at this point we think Allergan’s Board and management are delaying the inevitable.”).
[26]	Credit Suisse, ALLERGAN INC.: TAKEAWAYS FROM VRX LUNCH: MANAGEMENT PROVIDES COMPELLING POINTS FOR AGN TAKEOUT (Apr. 27, 2014).
[27]	Canaccord, VRX REMAINS FOCUSED ON THE GOAL (Apr. 28, 2014).
[28]	Credit Suisse, supra note 24.

31	COMPLAINT; JURY TRIAL DEMAND

121. On a conference call with equity analysts on Thursday, May 8, 2014, Valeant CEO J. Michael Pearson said that he and Valeant CFO Howard Schiller had been traveling across the U.S. to meet with Allergan’s top stockholders, as well as Valeant’s top stockholders.29 Pearson stated: “We have been in New York, Baltimore, Boston, Los Angeles, San Francisco, Vancouver and South Florida. So far, all of the feedback has been overwhelmingly positive.”30 To the contrary, many Allergan stockholders including Dan Davidowitz, Chief Investment Officer of Polen Capital Management LLC, said in an interview last month that he didn’t support Valeant’s bid. Allergan’s co-founder and former Chairman, Gavin S. Herbert, urged the company’s directors to reject a buyout offer saying that Valeant’s slashing the research and development budget would “really kill this company … I am very much against that.”31

122. On May 8, 2014, Schiller warned of more aggressive measures, explaining that Valeant and Pershing Square would request a stockholder list from Allergan in order to “commence a shareholder referendum that will determine that the Allergan shareholders are supportive of Allergan’s board engaging in negotiations with us in parallel with other efforts they may be undertaking.”32 Schiller also made clear that Valeant and Pershing Square were willing to bypass the Board entirely, stating that “if necessary, we will also pursue holding a special meeting to remove some or all of the Allergan board members.”

[29]	Joseph Walker, Valeant Steps Up Hostile Takeover Campaign Against Allergan, WALL ST. J. (May 8, 2014, 3:20 PM), http://online.wsj.com/news/articles/SB100014240527023048854045795493738 24884900.
[30]	Id.
[31]	Stuart Pfeifer, Allergan Co-Founder Speaks Out Against Valeant Takeover, L.A. TIMES (May 6, 2014, 6:57 PM), http://www.latimes.com/business/la-fi-allergan-meeting-20140507-story.html.
[32]	Walker, supra note 27.

32	COMPLAINT; JURY TRIAL DEMAND

123. Meanwhile, Ackman bragged that he was already up about 38% on his Allergan stake, less than one month after the unusual deal became public.33 The gains add up to almost $1 billion in paper profits.34

124. Throughout April and May, Valeant also undertook to communicate directly with Allergan’s customers and employees. Among other tactics, Valeant management and other personnel:

a.	Began representing to Allergan’s customers that the acquisition was a “done deal” and “we own them;”

b.	Offered rebates on both Allergan and Valeant purchases;

c.	Contacted Allergan sales representatives and welcomed them to Valeant;

d.	Visited Allergan customers, announcing that they were Allergan’s new sales representatives;

e.	Began telling Allergan customers that Allergan’s SkinMedica line was going to be divested; and

f.	Sent a letter to its customers discussing its merger proposal and plans for the joint company going forward.

Valeant Formally Launches a Proxy Contest and Hostile Exchange Offer

125. Two weeks after Allergan’s Board of Directors “unanimously determined that Valeant’s unsolicited proposal substantially undervalues Allergan,” on May 28, 2014 Valeant increased its offer by $10 cash per share.

126. Before the Allergan Board had the chance to consider the revised offer, Valeant raised its offer again on May 30, 2014, by increasing the cash portion of its bid to $72.00 per share (the “Revised Proposal”).

[33]	Rob Copeland, Ackman Gains 38% on Valeant Deal to Buy Allergan, WALL ST. J. (May 9, 2014, 5:42 PM), http://online.wsj.com/news/articles/SB100014240527023044311045795523117 92829166.
[34]	Id.

33	COMPLAINT; JURY TRIAL DEMAND

127. As part of the Revised Proposal, Pershing Square agreed to forego all cash and accept 100% of its consideration in Valeant stock using an exchange ratio determined based on the previous day’s closing stock prices of Allergan and Valeant. Pershing Square would receive $20.75 per share less consideration than other Allergan stockholders, providing substantially more value and cash for other Allergan stockholders.35 Pershing Square was again stepping in to help finance a deal that Valeant could not afford.

128. On June 2, 2014, Pershing Square filed a preliminary proxy statement with the Commission, contemplating the solicitation of proxies to call the Special Meeting. At the meeting, Pershing Square would (i) propose removing and replacing six unspecified directors from the current Allergan Board; (ii) propose an amendment to Allergan’s bylaw provisions regarding special stockholder meetings; and (iii) request that the Board promptly engage in discussions with Valeant. In a presentation to investors that day, Valeant abandoned the pretense of “negotiations” with the Board and reaffirmed that it was “preparing to launch an exchange offer.”

129. Allergan’s board unanimously rejected the Revised Proposal on June 10, 2014, reiterating its belief that the increased proposal still “substantially undervalues Allergan, creates significant risks and uncertainties for Allergan’s stockholders and does not reflect the Company’s financial strength, future revenue and earnings growth or industry-leading R&D.”

130. On June 18, 2014, Valeant filed a Registration Statement on Form S-4 (the “S-4”) and Schedule TO with the Commission, finally commencing the Tender Offer that it had been planning for several months. 36

131. On July 11, 2014, Valeant and Pershing Square filed a definitive proxy statement with the Commission, soliciting proxies to call the Special Meeting.

[35]	Pershing Square was able to make this election because it had already obtained a paper profit of approximately $1 billion through its rapid accumulation program while in possession of material, non-public information. Pershing Square is effectively using those ill-gotten gains to help finance Valeant’s takeover effort.
[36]	See Valeant June 18, 2014 Press Release.

34	COMPLAINT; JURY TRIAL DEMAND

Valeant’s and Pershing Square’s Proxy Solicitations and Valeant’s Tender Offer Misstate Material Facts and Fail to Disclose Material Information

132. Valeant, Pershing Square, and their affiliates have made numerous misrepresentations and omissions in connection with their proxy solicitations and Valeant’s tender offer, in violation of Section 14(a) and Rule 14a-9, which govern the solicitation of proxies and related communications, and Section 14(e), which governs tender offers. 37

133. Valeant, Pershing Square, and their affiliates had the motive and opportunity to commit fraud, as evidenced by the enormous gains Pershing Square was able to make in just two days once the truth about Valeant’s takeover was revealed to the market.

134. Valeant and Pershing Square have misrepresented or omitted material facts related to many core issues concerning the proposed takeover, including:

a.	Defendants’ relationship and intentions regarding a transaction with Allergan

b.	The certainty of the proposed transaction

c.	Purported cost synergies and other financial issues; and

d.	Prior contact between Allergan and Valeant (including Robert Ingram’s service on both boards).

[37]	As described above, Valeant and Pershing Square made various preliminary proxy solicitations before commencing the present tender offer. Thus, their various misstatements and omissions may be actionable in the present matter under both Sections 14(a) and 14(e).

35	COMPLAINT; JURY TRIAL DEMAND

Material Misstatements and Omissions Regarding Defendants’ Relationship and Intentions

135. Valeant and the Pershing Defendants have made repeated misstatements and omissions regarding their relationship and intentions regarding Allergan — in their Special Meeting proxy materials, and subsequent presentations and statements regarding the proposed takeover.

136. First, Valeant and Pershing Square have failed to disclose basic information regarding their agreement to pursue Allergan prior to the February 25, 2014 Pershing Agreement, including the terms of the confidentiality agreement entered into on February 9, 2014, and the February 20 amendment thereto. Details about Valeant and Pershing Square’s relationship, including whether and to what extent they were acting separately or in concert, are material to stockholders, particularly in light of the Purchase Program that took place while Pershing Square had knowledge about Valeant’s tender offer.

137. Second, Valeant and Pershing Square failed to disclose the details of the options and hedging contracts used by PS Fund 1 to acquire Allergan shares prior to April 10, 2014. The terms of these contracts are material to determining the extent of the relationship of the parties; whether and how the counterparties to the trades were solicited; whether the prices paid were fair; and the extent to which Defendants exploited the informational advantage created by their inside information.

138. Third, the “Background of the Offer” section in the solicitation materials (both the Proxy Statement and the Form S-4) contains numerous material omissions in the description of the parties’ February meetings and other communications.

139. For example, Defendants described a meeting between Pearson and Ackman on February 4, 2014, where the parties discussed “different types of transactions” Pershing Square might enter into, and that “Allergan was one of

36	COMPLAINT; JURY TRIAL DEMAND

several companies mentioned.” The Background also states “the structure that Valeant eventually used in connection with its offer for Allergan was not specifically discussed.” The descriptions of the meetings during the following weeks are replete with similarly vague references:

a.	On February 9, 2014, Pearson called Ackman and “informed him of Valeant’s interest in a potential transaction with Allergan,” and that Valeant’s board met that day to discuss “pursuing the acquisition of Allergan and doing so with Pershing Square.”

b.	On February 16, 2014, the Valeant board discussed “pursuing an acquisition of Allergan and doing so with Pershing Square.”

c.	On February 21, 2014, the Valeant board met and “discussed a potential transaction involving Allergan,” and Ackman and Doyle joined for a portion to discuss “Pershing Square’s role in a potential transaction.”

140. In light of Valeant’s concession that it suspected from the start it would need to go directly to Allergan’s stockholders, the specific types of transactions contemplated by Valeant – and the specific nature of Pershing Square’s contemplated involvement – must be disclosed to stockholders.

141. Defendants also fail to disclose why Pearson chose Allergan as his next acquisition target, why he solicited Ackman’s help, and the terms under which he was able to secure that help. Given Valeant’s history of serial acquisitions and the extent to which its business model depends upon these acquisitions, the details of these early communications are a crucial piece for stockholders tasked with evaluating the value of Valeant’s stock going forward.

142. Finally, as set forth above, Defendants have violated Rule 14e-3’s disclose or abstain provision because PS Fund 1 commenced the Purchase Program

37	COMPLAINT; JURY TRIAL DEMAND

while in possession of material nonpublic information relating to Valeant’s tender offer for Allergan, and did not publicly disclose “such information and its source” within a reasonable time prior to the purchase or sale.

143. These misstatements and omissions are critical to stockholders considering whether to deliver proxies in favor of the Special Meeting, and perhaps even more important to those considering whether to tender their shares to Valeant in an exchange offer. A reasonable stockholder would consider these omitted facts important in making an investment decision regarding the appropriate value for the shares.

Material Misstatements and Omissions Regarding the Status of the Transaction

144. In violation of Rule 14a-9, Pershing Square and Valeant have conveyed a false sense of certainty as to the outcome of their proxy solicitation. In particular, the June 24 and July 1 articles in the Wall Street Journal and Reuters falsely indicated that upcoming stockholder votes in favor of the merger were a foregone conclusion. For example, the Wall Street Journal article states that, “Once Valeant gets the 25% of Allergan shareholders needed to convene the vote, ‘both sides know how this will come out,’ Mr. Pearson said in an interview….”38

145. Reuters similarly reported that “Valeant says it already has enough shareholders on its side to call a special meeting to replace Allergan board members with nominees who support its takeover proposal… Valeant Chief Executive Michael Pearson said in an interview last week that he believes Valeant and Ackman, who owns nearly 10 percent of Allergan through Pershing Square Capital Management, have the backing of enough Allergan shareholders to support the deal.”39

[38]	Jonathan D. Rockoff and Dana Mattioli, Valeant CEO: Allergan Holders Support Vote on Offer, WALL ST. J. (June 24, 2014, 4:17 PM), http://online.wsj.com/articles/valeant-securing-allergan-shareholder-support-1403639136.
[39]	Caroline Humer and Deena Beasley, Allergan Readies Defense as it Fights Valeant for Votes, REUTERS (July 1, 2014, 9:30 AM), http://www.reuters.com/article/2014/07/01/allergan-valeant-defense-idUSL2N0P61CD20140701.

38	COMPLAINT; JURY TRIAL DEMAND

146. Because Section 14(a) seeks to ensure an informed exercise of the stockholder franchise, any misstatement that makes the exercise seem futile and diverts stockholder attention from careful analysis of a proxy statement for purposes of exercising the right to vote would be a material defect. Valeant and Pershing Square’s statements to the media and Allergan customers blatantly ignore this prohibition and, in direct violation of Rule 14a-9, paint the shareholder vote as one they cannot lose.

Material Misstatements Regarding Synergies and Other Financial Issues

147. Valeant has also improperly touted non-existent “cost synergies” that would result from the proposed takeover. In various communications, including its April 22, 2014 Presentation, Valeant has touted “$2.7 billion in annual operating cost synergies” including 80% of such synergies “in the first six months.”

148. However, there is no basis to believe that such savings can be realized – indeed, Valeant’s picture of Allergan’s supposed excesses is largely unfounded. For example, in an April meeting with reporters, Pearson tried to call attention to Allergan’s excess, “Have you been to their headquarters? Have you seen their golf course? Yeah, they have a golf course….”40 This statement was clearly false, and at least one analyst was quick to point out that “not only does Valeant have the facts wrong, the argument is suspicious… In our view, it goes to a bigger issue: Valeant has not offered any real specifics of how it would get to its level of unprecedented cost cuts.”41 Valeant’s stated ability to achieve its projected synergies was not supported by any factual basis even before Allergan announced its own cost cuts on July 21, 2014, and is even less factually supported now.

[40]	BMO Capital Markets, VRX CEO WRONGFULLY ACCUSES AGN OF LAVISH GOLF COURSE – TOO BAD IT DOESN’T HAVE ONE (Apr. 29, 2014).
[41]	See Ed Silverman, Valeant CEO Wants to Cut Allergan’s Non-Existent Golf Course, WALL ST. J. (May 1, 2014, 5:45 PM), available at http://blogs.wsj.com/corporate-intelligence/2014/05/01/valeant-ceo-wants-to-cut-allergans-non-existent-golf-course/

39	COMPLAINT; JURY TRIAL DEMAND

149. In presentations made to investors and analysts, Valeant further and falsely attempted to link Allergan with what Valeant perceived to be broader trends in the pharmaceutical industry regarding overspending on research and development. In a June 11, 2014 presentation, Valeant purported to show that declining R&D productivity was the primary problem in the pharmaceutical industry and was leading to “a period of crisis.”42 This presentation tried – without any basis – to tie these general trends to Allergan in particular. In describing this argument, a Forbes columnist warned that Valeant’s arguments about drug research were “misleading and wrong,” and asked: “How can we trust Valeant’s calculations about whether it would create value by buying Allergan for $53 billion when Valeant’s presentation of basic facts about the drug industry is self-serving and misleading?”43

150. The author further noted that, regardless of the general trends, “economic returns from drug R&D can drastically exceed the cost of capital if you’re good at R&D - and Allergan seems to be.” Importantly, Valeant cherry-picked data to make their argument seem more plausible: “[B]y picking only the largest companies, Valeant gets to not include Allergan, which… has an 8% return.”

[42]	Allergan, Inc., Filing by Valeant Pharmaceuticals International, Inc. June 11, 2014 pursuant to Rule 425 under the Securities Act, at 7, available at http://www.sec.gov/Archives/edgar/data/850693/000119312514232351/d74099 2d425.htm.
[43]

Matthew Herper, Valeant Pharma’s Arguments About Drug Research are Misleading and Wrong, FORBES (June 12, 2014, 11:52 AM), available at http://www.forbes.com/sites/matthewherper/2014/06/12/valeant-pharmas-arguments-about-drug-research-are-misleading-and-wrong/.

40	COMPLAINT; JURY TRIAL DEMAND

151. Valeant’s and Pershing Square’s efforts to portray Allergan as a bloated, inefficient company primed for a takeover while mischaracterizing Valeant as a financially healthy operation are misleading and deliberately omit material information about the strength of Allergan’s business model and the weakness of Valeant’s business model. Importantly, any cost synergies analysis set forth by Valeant in its soliciting materials should include a description of (i) Valeant’s debt load, and (ii) how an acquisition of Allergan would increase that debt burden and its interest expense, thereby eliminating a substantial percentage of any purported cost synergies.

152. On July 21, 2014, in connection with the release of its operating results for the second quarter or 2014, Allergan announced a restructuring plan intended to enhance stockholder value.44 Allergan’s plans to restructure its operations and processes include annual cost reductions of approximately $475 million (including $27 million of Gross Margin enhancements), a roughly 13% reduction in work force resulting in the termination of approximately 1,500 employees and 250 vacant positions and 3 site closures.45 Yet even after this announcement Valeant still continues to tout its supposed $2.7 billion in synergies.46

153. These misstatements and omissions are material to Allergan stockholders in determining the value of the consideration Valeant is offering.

Material Misstatements and Omissions Regarding Robert Ingram’s Overlapping Service on the Allergan and Valeant Boards

154. Valeant and Pershing Square have also failed to disclose material facts – and indeed have deliberately attempted to conceal such facts – concerning the role of Robert A. Ingram.

[44]	See Allergan, Inc. Form 8-K (July 21, 2014), available at http://www.sec.gov/Archives/edgar/data/850693/000119312514273648/d75865 3d8k.htm.
[45]	Id. at 3, Exhibit 99.1 (Slide 7).
[46]	See Valeant Pharmaceuticals International, Inc. Amendment No. 1 to Form S-4 Registration Statement (July 22, 2014) at 13, 52, available at http://www.sec.gov/Archives/edgar/data/885590/000119312514275889/d74226 3ds4a.htm.

41	COMPLAINT; JURY TRIAL DEMAND

155. From 2005 until December 2012, Mr. Ingram was a director of both Valeant and Allergan, and remains a director of Valeant today. Valeant has stated that it was considering a transaction with Allergan as early as September 2012.

156. Despite this conflict of interest, Valeant has not disclosed Mr. Ingram’s role in Valeant’s decision to pursue Allergan. To the contrary, after Pershing Square disclosed its 9.7% stake in Allergan, Valeant took affirmative steps to remove the fact of Mr. Ingram’s seven-year service on the Allergan Board from his biography on the Valeant website.47 The prospect of a director’s conflict of interest is material to a stockholder’s determination of the advisability of a given transaction – and the failure to disclose that fact (and certainly, the deliberate removal of that fact from the public domain) is a violation of Section 14(a).

157. Valeant has not disclosed, at minimum, the following material information related to this conflict:

a.	The steps taken to address the conflict of interest when the parties became aware of it in 2012;

b.	Whether Mr. Ingram recused himself from discussions the Valeant board had regarding Allergan, or alternatively, the extent to which he was involved in such discussions;

[47]	See screen shots from March 25, 2014 and May 23, 2014, true and correct copies of which are attached as Exhibit F and Exhibit G, respectively. While Valeant is prepared to airbrush Mr. Ingram’s past service on the Allergan Board from its website, it apparently understands that it cannot do so in its filings with the Commission. The biography for Mr. Ingram included in Valeant’s proxy statement filed on April 22, 2014 (p. 12), and its S-4 (Schedule I-2), both mention Mr. Ingram’s Allergan Board service. Valeant again revised the website biography to include the Allergan Board service as of July 25, 2014 – perhaps in response to a letter sent by Allergan General Counsel Arnold Pinkston to Mr. Ingram, pointing out the discrepancy.

42	COMPLAINT; JURY TRIAL DEMAND

c.	Whether Mr. Ingram directly or indirectly shared any information he learned in the course of his Allergan Board service with Valeant management, members of the Valeant board, or individuals associated with the Pershing Defendants; and

d.	Whether Mr. Ingram participated in the September 7, 2012 meeting of the finance and transactions committee of Valeant’s board of directors.

158. Here, there is a significant possibility that Valeant is being advised by a former Allergan director in possession of Allergan’s nonpublic information, and the nature of that advice is material to an Allergan stockholder evaluating Valeant’s offer; the nature of Mr. Ingram’s role in this transaction must be fully investigated and disclosed.

FIRST CLAIM FOR RELIEF

Section 14(a) of the Exchange Act and the Rules Thereunder Against All Defendants

159. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

160. Section 14(a) of the Exchange Act provides, “It shall be unlawful for any person… in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy….” 15 U.S.C. § 78n(a).

161. Rule 14a-9, promulgated thereunder, provides that no solicitation shall be made that is “false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.”

43	COMPLAINT; JURY TRIAL DEMAND

162. The Notes to Rule 14a-9 set out examples of misleading communications, including, “Predictions as to specific future market values… Material which directly or indirectly impugns character, integrity or personal reputation, [and]… Claims made prior to a meeting regarding the results of a solicitation.”

163. Specifically, the solicitation materials violated Section 14(a) and Rule 14a-9 because they omitted material facts regarding Valeant and Pershing Square’s relationship and intentions with regard to the proposed transaction; the certainty of the proposed transaction; purported cost synergies and other financial issues; and Robert Ingram’s service on the Allergan and Valeant boards.

164. The Defendants issued, and caused to be issued, and participated in the issuance of materially false and misleading statements to shareholders.

165. Defendants had a duty in their solicitation of Allergan stockholders to provide truthful disclosures. Defendants knew, or in the exercise of reasonable care should have known, that the statements contained in the Proxy Statement were materially false and misleading.

166. If left uncorrected, the materially misleading statements and omissions in the Proxy Statement will deprive Allergan stockholders of the opportunity to make decisions on the future of their company based on the full and accurate information to which they are entitled, and both Allergan and its stockholders will be irreparably harmed.

167. Allergan was damaged, and continues to be damaged, as a result of the material misrepresentations and omissions in the Proxy Statement.

SECOND CLAIM FOR RELIEF

Section 14(e) of the Exchange Act and the Rules Thereunder Against All Defendants

168. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

44	COMPLAINT; JURY TRIAL DEMAND

169. Defendants have engaged in fraudulent, deceptive and manipulative acts in connection with taking substantial steps towards a tender offer, including trading on material non-public information.

170. Rule 14e-3(a) provides that once an offering person has “taken a substantial step or steps to commence a tender offer,” then “it shall constitute a fraudulent, deceptive or manipulative act or practice” for any person who is in possession of material non-public information relating to the tender offer (other than the offering person) to acquire shares in the target.

171. Rule 14e-3(d) provides that under such circumstances, it shall be unlawful for an offering person “to communicate material, nonpublic information relating to a tender offer to any other person under circumstances in which it is reasonably foreseeable that such communication is likely to result in a violation of this section.”

172. The purpose of the rule is to prevent parties with non-public information that a tender offer is going to be commenced at a premium price from transacting with investors who do not have such information – unless they disclose that information first.

173. After Valeant took substantial steps to commence a tender offer for Allergan shares, the Pershing Defendants acquired shares of Allergan stock while in possession of material non-public information relating to that tender offer. In light of the Pershing Agreement, it was reasonably foreseeable that Valeant’s communication would result in a violation of Rule 14e-3.

174. The Pershing Defendants knew or had reason to know that the information was non-public, and that the information was provided by Valeant, the bidder.

175. Section 14(e) provides: “It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer….”

45	COMPLAINT; JURY TRIAL DEMAND

176. Valeant’s tender offer materials violated Section 14(e) because they omitted material facts regarding Valeant and Pershing Square’s relationship and intentions with regard to the proposed transaction; the certainty of the proposed transaction; purported cost synergies and other financial issues; and Robert Ingram’s service on the Allergan and Valeant boards.

177. The Pershing Defendants further violated Section 14(e) by failing to disclose material information regarding Valeant’s tender offer before purchasing Allergan stock.

178. Defendants had the motive and opportunity to commit fraud. Valeant was motivated to facilitate Pershing Square’s purchase of a large stake in Allergan, and thereby ensure critical financing and friendly backing in support of its hostile takeover attempt. Pershing Square was motivated to purchase its stake in Allergan by trading with Allergan stockholders on the basis of material, non-public information, and thereby reap the enormous financial gains accruing to it from this information imbalance. Both Defendants made false and misleading statements to the market in an attempt to hide the details of their conduct.

179. Defendants’ fraudulent, deceptive, and manipulative acts violated their respective obligations under Section 14(e) of the Williams Act and the rules adopted thereunder, including, at minimum: 14e-3(a) (prohibiting the Pershing Defendants from trading on non-public material information in connection with a tender offer); and 14e-3(d) (prohibiting Valeant from communicating non-public material information in connection with a tender offer).

180. Defendants’ violations of Section 14(e) of the Williams Act, and the rules adopted thereunder, have caused, and continue to cause, Allergan stockholders irreparable harm that cannot be adequately compensated in monetary damages, and for which preliminary and permanent injunctive relief is appropriate.

46	COMPLAINT; JURY TRIAL DEMAND

THIRD CLAIM FOR RELIEF

Section 13(d) of the Exchange Act and Schedule 13D Thereunder Against All Defendants

181. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

182. Prior to April 21, 2014, PS Fund 1 entered call options and forward purchase contracts relating to Allergan stock.

183. Section 13(d) and the Commission rules promulgated thereunder require that Schedule 13D disclosure statements adequately describe and attach all contracts, agreements, and understandings with any entity relating to the securities of the issuer.

184. Defendants’ April 21, 2014 Schedules 13D are materially false and misleading because they failed to disclose information regarding the call options and forward purchase contracts, and therefore failed to disclose information concerning all contracts, arrangements, understandings or relationships (legal or otherwise) between Defendants and any other person relating to Allergan stock.

185. Defendants also failed to file as exhibits to the April 21, 2014 Schedules 13D copies of all contracts, agreements, and arrangements between Defendants and any other person relating to Allergan stock.

186. Valeant’s Schedule 13D is also materially false and misleading because, having taken substantial steps towards a tender offer prior to April 21, 2014, the disclosure failed to adequately disclose its plans and proposals with respect to Allergan.

187. As a result of Defendants’ failure to file accurate Schedules 13D, Defendants violated and remain in violation of Section 13(d) of the Exchange Act and Schedule 13D thereunder.

188. The omissions in Defendants’ April 21, 2014 Schedules 13D concern information material to Allergan stockholders and to the investing public.

189. Allergan’s stockholders and the investing public will be irreparably harmed in the absence of the declaratory and equitable relief as prayed for herein.

47	COMPLAINT; JURY TRIAL DEMAND

FOURTH CLAIM FOR RELIEF

Section 20A of the Exchange Act

By Plaintiff Parschauer Against the Pershing Defendants

190. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

191. As detailed herein, the Pershing Defendants were in possession of material, non-public information concerning Allergan, and traded on the basis of that information to obtain profits of over $1 billion.

192. The Pershing Defendants’ trades were made contemporaneously with plaintiff Parschauer’s trades.

193. Plaintiff Parschauer suffered damages as a result of these trades because she did not have the information required to be disclosed under Rule 14e-3 and therefore sold for an unfair price and did not receive the benefit of the premium that followed once the Pershing Defendants’ material non-public information was released to the market.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief as follows:

A. For an order declaring that the Pershing Defendants violated Rule 14e-3(a) by acquiring shares of Allergan while in possession of material non-public information relating to Valeant’s tender offer.

B. For an order declaring that Valeant violated Rule 14e-3(d) by communicating material, nonpublic information relating to Valeant’s tender offer to Pershing Square.

C. For an order requiring the Pershing Defendants to rescind their purchases of any Allergan securities they acquired unlawfully, either (i) prior to filing complete and accurate Schedule 13D, Schedule 14A, and Schedule TO disclosures, or (ii) while in possession of material non-public information in violation of Rule 14e-3.

48	COMPLAINT; JURY TRIAL DEMAND

D. For an order declaring that Defendants failed to file complete and accurate disclosures in violation of Sections 13(d), 14(a), and 14(e) of the Exchange Act.

E. For an order requiring that Defendants correct by public means their material misstatements and omissions and to file with the Commission accurate disclosures required by Sections 13(d), 14(a), and 14(e) of the Exchange Act.

F. For such preliminary and/or permanent injunctive relief as may be necessary:

1.	To prevent the Pershing Defendants from enjoying any rights or benefits from Allergan securities that were acquired in violation of law, and

2.	To prevent irreparable injury to Allergan and/or its stockholders arising out of Defendants’ unlawful solicitations.

G. For an order awarding Ms. Parschauer damages under Section 20A of the Exchange Act.

H. For an order awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees.

I. For an order awarding Plaintiffs such other and further relief as the Court may deem just and proper.

Dated: August 1, 2014	LATHAM & WATKINS LLP

	By:	/s/ Peter A. Wald
Peter A. Wald
Michele D. Johnson

WACHTELL LIPTON ROSEN & KATZ LLP
William D. Savitt (pro hac vice forthcoming)
Bradley R. Wilson (pro hac vice forthcoming)

49	COMPLAINT; JURY TRIAL DEMAND

51 W. 52nd Street New York, NY 10019 Attorneys for Plaintiffs ALLERGAN, INC. and KARAH PARSCHAUER

50	COMPLAINT; JURY TRIAL DEMAND

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury on all claims so triable, as provided by Rule 38(a) of the Federal Rules of Civil Procedure and by the Local Rules of this Court.

Dated: August 1, 2014	LATHAM & WATKINS LLP

	By:	/s/ Peter A. Wald
Peter A. Wald
Michele D. Johnson

WACHTELL LIPTON ROSEN & KATZ LLP
William D. Savitt (pro hac vice forthcoming)
Bradley R. Wilson (pro hac vice forthcoming)
51 W. 52nd Street
New York, NY 10019

Attorneys for Plaintiffs
ALLERGAN, INC. and KARAH PARSCHAUER

51	COMPLAINT; JURY TRIAL DEMAND